

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 22, 2016

Guy Nathanzon
Chief Financial Officer
TAT Technologies Ltd.
P.O. Box 80
Gedera 70750, Israel

> **Re: TAT Technologies Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 21, 2016**
> **File No. 000-16050**
> **Form 6-K Furnished November 18, 2016**
> **File No. 000-16050**

Dear Mr. Nathanzon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 1: General, page F-11

1.   We note your disclosure that the accounting treatment for TAT-Engineering LLC will be based on the equity method despite your ownership of 51% of the equity due to the participation rights given to your partner Engineering Holding of Moscow, Russia. Please tell us what those participation rights are and why you believe the equity method is appropriate.

Form 6-K Furnished November 18, 2016

2.   Based on information presented in the filing at and for the year ended December 31, 2015, the non-GAAP measure "EBITDA" you present appears to be derived from or based on a measure calculated and presented in accordance with generally accepted

accounting principles in the United States ("GAAP"). Please expand your presentation to provide a reconciliation between EBITDA and the most comparable financial measure calculated and presented in accordance with GAAP pursuant to Item 100(a)(2) of Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure